LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

May 15, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc – File No. 82 - 5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of our financial results for the period ended March 31, 2002 distributed at the end of business on May 10, 2002.

Please call me at (416) 596-8020 with any questions.

Yours truly,

Peter K. Fritze
Senior Vice-President Corporate Affairs

Enclosure
PKF/tds

dlw 6/26

82-5143

LINDSEY MORDEN GROUP INC.

INTERIM REPORT

For the three months ended
March 31, 2002

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2001 can be found in the Company's 2001 annual report.

RESULTS OF OPERATIONS

The following table summarizes the revenue and operating earnings (loss) in the segments in which the Company operates for the three months ended March 31, 2002 and 2001. Also included are the net earnings (loss), free cash flow and number of employees.

For the three months ended March 31	**2002**	2001
($000s except number of employees and per share data)		
Revenue		
Canada	**14,896**	12,349
United States	**28,753**	31,644
United Kingdom	**40,717**	39,233
Europe	**15,264**	11,215
International	**10,257**	7,349
	109,887	101,790
Operating earnings (loss)		
Canada	**1,343**	(255)
United States	**(1,383)**	(722)
United Kingdom	**2,521**	1,963
Europe	**1,220**	910
International	**797**	928
Corporate	**(1,429)**	(2,200)
	3,069	624
Net loss	**(7,940)**	(2,927)
Loss per share		
Including goodwill amortization	**(0.56)**	(0.20)
Excluding goodwill amortization	**(0.56)**	(0.05)
Free cash flow	**(668)**	(2,229)
Free cash flow per share	**(0.05)**	(0.16)

Employees as at	**March 31, 2002**	March 31, 2001
Canada	**616**	643
United States	**903**	942
United Kingdom	**1,521**	1,512
Europe	**465**	350
International	**332**	307
	3,837	3,754

Revenue

Total revenue for first quarter 2002 was $109.9 million, an increase of $8.1 million (8.0%) from first quarter 2001 revenue of $101.8 million. All operating segments reported an increase in revenue over first quarter 2001 except the United States operations.

The revenue breakdown by operating segment was as follows:

Revenue – Quarter I 2002


U.S.
26%
Canada
14%
Europe
14%
U.K.
37%
Intl.
9%

Revenue – Quarter I 2001


U.S.
31%
Canada
12%
Europe
11%
U.K.
39%
Intl.
7%

Canada's first quarter 2002 revenue of $14.9 million increased by $2.6 million (20.6%) from $12.3 million in first quarter 2001. Increases in revenue were reported in all regions and were attributable to an increase in claims volumes.

Revenue for first quarter 2002 in the United States operations of $28.8 million decreased by $2.9 million (9.1%) from first quarter 2001. Mild weather conditions, particularly in the Northeast and Midwest regions of the country resulted in decreased claims activity and reduced revenue.

Revenue for the quarter from the United Kingdom operations was $40.7 million, an increase of $1.5 million (3.8%) from revenue of $39.2 million in first quarter 2001.

Revenue from the European operations increased by $4.1 million (36.1%) from $11.2 million in first quarter 2001 to $15.3 million in first quarter 2002. The increase was attributable to the inclusion of revenue from Cunningham Lindsey France, which was only consolidated from April 1, 2001.

Revenue from the International operations increased by $2.9 million (39.6%) from $7.3 million in first quarter 2001 to $10.2 million in first quarter 2002. The increase was largely due to the inclusion of results from the operations' United States division, previously reported by Cunningham Lindsey U.S., Inc.

Operating earnings

The operating earnings for first quarter 2002 were $3.1 million (2.8% of revenue) compared to earnings of $0.6 million (0.6% of revenue) for first quarter 2001. Operating costs (defined as cost of service and selling, general and administration) as a percentage of revenue were 97.2% for the first quarter of 2002 compared to 99.4% in the first quarter of 2001.

Canada's operating earnings for the quarter of $1.3 million improved $1.6 million from the operating loss of $0.3 million in the same period in 2001. The improvement in operating results was due to increased revenues and lower operating costs from restructuring completed during 2001. Canada's operating costs as a percentage of revenue decreased from 102.1% in first quarter 2001 to 91.0% in first quarter 2002.

The United States operations incurred an operating loss of $1.4 million for the quarter, compared to a loss of $0.7 million in first quarter 2001. An overall reduction in year-over-year operating costs of $2.2 million was not sufficient to offset the impact of reduced revenue.

On April 24, 2002, Farid Nagji resigned as President and Chief Executive Officer of Cunningham Lindsey U.S., Inc. Karen Murphy is acting as President and Chief Executive Officer until a suitable replacement is found. The United States operations have initiated steps to align costs with current revenue levels while at the same time enhancing customer service levels.

The United Kingdom operations produced earnings of $2.5 million for the quarter compared to earnings of $2.0 million in first quarter 2001. Operating costs as a percentage of revenue were 93.8% in first quarter 2002 compared to 95.0% in first quarter 2001.

Operating earnings for the European operations were $1.2 million compared to earnings of $0.9 million reported in first quarter 2001. Operating costs as a percentage of revenue were 92.0% in first quarter 2002, which was in line with first quarter 2001.

The International operations' operating earnings for the quarter were $0.8 million, a $0.1 million decrease over first quarter 2001 earnings. Operating costs as a percentage of revenue were 92.2% compared to 87.4% in first quarter 2001.

Net earnings (loss)

For the three months ended March 31	2002	2001
($000s)		
Canada	**696**	(160)
United States	**(1,915)**	(731)
United Kingdom	**1,510**	851
Europe	**574**	514
International	**326**	414
Corporate	**(9,131)**	(3,815)
	(7,940)	(2,927)

The net loss for the quarter was $7.9 million (loss of $0.56 per share) compared to a first quarter 2001 loss of $2.9 million (loss of $0.20 per share).

The net loss included interest expense in the first quarter of 2002 of $3.2 million compared to $3.1 million in the first quarter of 2001. Of the first quarter 2002 total interest expense of $3.2 million, $2.2 million was interest incurred on the Company's $125 million 7% unsecured Series "B" debentures and other long-term debt. An additional $1.0 million represented interest on operating lines and other credit facilities.

Legal settlement expenses of $9.9 million in the first quarter included an amount to settle a claim brought against the Company by Eastgate Group Limited for £6.0 million. In March 2000, the Company received a claim by Eastgate for damages of £32.6 million (plus interest) respecting alleged breaches of representations and warranties of the Company in the share purchase agreement pursuant to which Eastgate purchased Hambro Assistance from the Company for £51.0 million in November 1998. To satisfy the £6.0 million settlement, the Company has forgiven a £3.0 million loan note and accrued interest otherwise payable to it for the sale of Hambro Assistance and has paid Eastgate £2.5 million. The Company had previously provided for forgiveness of the loan note and accrued interest. The Company determined that it was preferable to settle this claim at a reasonable amount rather than pursue its defences through further court proceedings. No such non-recurring items were incurred in first quarter 2001.

No goodwill amortization was charged during the quarter in line with new Canadian generally accepted accounting principles which mandate that goodwill be tested for impairment rather than amortized. Amortization of $2.2 million was charged in first quarter 2001. Loss before goodwill amortization in first quarter 2001 was $0.7 million.

Income tax recoveries of $2.1 million were recorded for the quarter compared to $1.7 million for the same period in 2001.

Goodwill

Goodwill as at March 31, 2002 was $226.0 million as compared to $230.7 million at December 31, 2001. The decrease of $4.7 million in the quarter was a result of losses from currency translation.

CASH FLOW

Operating activities

Cash used in operating activities was $2.9 million during the first quarter of 2002 compared to $2.3 million used during the first quarter 2001.

Free cash flow (defined as cash flow from operations less net capital expenditures after excluding restructuring costs paid) was negative $0.7 million, compared to negative free cash flow of $2.2 million in first quarter 2001. Free cash flow return on net operating assets was negative 1% for the quarter, compared to negative 3% for first quarter 2001.

Free cash flow by operating segment

For the three months ended March 31	**2002**	2001
($000s)		
Canada	**(566)**	(1,255)
United States	**(1,556)**	(1,598)
United Kingdom	**598**	6,271
Europe	**1,656**	(1,242)
International	**(1,423)**	(1,355)
Corporate and financing costs	**623**	(3,050)
	(668)	(2,229)

The $2.9 million improvement in free cash flow for Europe was due to proceeds received on the disposal of fixed assets. Free cash flow for the United Kingdom decreased by $5.7 million. Cash flow improved in first quarter 2001 primarily due to significant improvements in working capital accounts which have been maintained in the first quarter of 2002. Canada's free cash flow improved by $0.7 million as a result of the improved earnings reported for the quarter. Free cash flow for corporate and financing costs of positive $0.6 million was an improvement of $3.7 million compared to first quarter 2001, due to a reduction in income taxes recoverable.

Investing activities

Net investment in property and equipment during the first quarter of 2002 was an inflow of $1.7 million, compared to an outflow of $1.7 million in the first quarter of 2001, due to proceeds received on the disposal of fixed assets in the European operations. The proceeds were partially offset by the purchase of furniture and equipment in the United States, United Kingdom and International operations.

Cash used in business acquisitions of $1.8 million in the first quarter of 2002 related to payment of deferred consideration for the acquisition of the shares of Cunningham Lindsey France not already owned by the Company in 2001.

Financing activities

No dividends were paid or declared during the first quarter of 2002. Dividends totaling $3.6 million were paid during first quarter 2001 and represented dividends declared in fourth quarter 2000.

During the first quarter of 2002, the Company made a scheduled repayment of U.S.$3.4 million on a U.S.$7.4 million non-revolving term credit facility bearing interest at floating rates based on LIBOR plus 1.15%. In addition, the Company made a payment of $2.4 million on the closure of a foreign exchange contract.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2002 the Company had operating and standby lines of credit in Canada, the United States, the United Kingdom and Europe totaling $117.9 million, of which $53.4 million was drawn as bank indebtedness. Of the $117.9 million, $68.5 million was in committed facilities and the balance was in demand facilities. Of the committed facilities, $68.5 million is committed until October 31, 2002, $47.4 million until October 31, 2003 and $26.3 million until October 31, 2004.

Bank indebtedness increased by $10.4 million during the quarter due to negative cash flow from operations, deferred consideration on business acquisitions and the partial repayment of long-term debt. Typically, credit lines are relied on for operating cash requirements during the first two quarters of the year when the cash flow is negative. Cash provided by operations during the third and fourth quarters reduces bank debt. All bank covenant test requirements were met.

Net debt (defined as total long-term debt and bank indebtedness less cash and temporary investments) as at March 31, 2002 was $181.4 million compared to $187.2 million at March 31, 2001.

In April 2002, the Company borrowed $7.25 million from its parent company, Fairfax Financial Holdings Limited, by way of a short-term promissory note bearing interest at 7.5% per annum. Interest on the promissory note is payable at the end of each calendar quarter and at maturity, April 24, 2003. The Company has the right to prepay the promissory note without penalty. Proceeds from the promissory note issuance were used primarily to pay the settlement of the Eastgate litigation and related costs.

Shareholders' equity decreased by $13.2 million during the quarter to $131.3 million as at March 31, 2002 from $144.5 million as at December 31, 2001. The decrease was due to the loss for the quarter of $7.9 million and the movement in currency translation adjustment of $5.3 million, arising from the weakening of the Pound Sterling against the Canadian Dollar. On April 18, 2002, the shareholders of the Company resolved to reduce the stated capital of the Company's multiple voting and subordinate voting shares by $28.0 million. Contributed surplus as at April 18, 2002 will be used to eliminate the Company's deficit.

The net debt-to-equity ratio increased to 1.38 at March 31, 2002 from 1.24 at December 31, 2001. The total liabilities-to-equity ratio increased to 2.41 from 2.18 at December 31, 2001 due to the decrease in shareholder's equity. Interest coverage decreased to negative 2.13 from positive 0.27 at December 31, 2001. The decrease in interest coverage was due to other expenses incurred in the quarter. Excluding these expenses, the interest coverage was positive 0.96.

BUSINESS RISKS

The factors affecting the business and insurances services discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2001 remain substantially unchanged. However, as noted under "Results of Operations – Net earnings (loss)", the claim against the Company by Eastgate Group Limited has been settled.

FOREIGN CURRENCY EXPOSURE

The Company's operations in the United States and the United Kingdom are self-sustaining in nature and expose the Company to foreign exchange fluctuations from the net investment in these operations. The Company has entered into a number of foreign currency contracts that, combined with other foreign currency liabilities, hedge the Company's net investments in the United States. The Company's net investments in the United Kingdom are not hedged. The hedging policy is reviewed on an on-going basis. The Company is reviewing its current overhedged position against net investments in the United States and expects to hedge the net investments in the United Kingdom when the Pound Sterling strengthens against the Canadian Dollar from its current level.

CONSOLIDATED BALANCE SHEETS

($000s)

As at	March 31, 2002	December 31, 2001
	(Unaudited)	*(Audited)*
ASSETS		
Current		
Cash	**2,765**	2,796
Accounts receivable	**95,612**	98,434
Claims in process	**54,010**	51,478
Prepaid expenses	**9,031**	6,408
Income taxes recoverable	**3,942**	1,646
Total current assets	**165,360**	160,762
Property and equipment, net	**25,081**	29,285
Goodwill *(note 1)*	**225,958**	230,676
Future income taxes	**13,806**	13,891
Other assets	**17,408**	24,198
	447,613	458,812

LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness	**53,442**	43,000
Accounts payable and accrued liabilities	**89,364**	89,154
Income taxes payable	**1,288**	1,651
Current portion of long-term debt	**3,066**	10,593
Deferred revenue	**27,972**	27,978
Future income taxes	**4,839**	5,274
Total current liabilities	**179,971**	177,650
Long-term debt	**127,639**	127,738
Employee future benefits	**5,450**	5,544
Other liabilities	**3,254**	3,392
Total liabilities	**316,314**	314,324
Contingencies and commitments *(note 3)*		
Shareholders' equity *(note 2)*	**131,299**	144,488
	447,613	458,812

See accompanying notes

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)

($000s)

For the three months ended March 31	**2002**	2001
Revenue	**109,887**	101,790
Cost and expenses		
Cost of service	**86,210**	82,666
Selling, general and administration	**20,608**	18,500
Interest	**3,189**	3,074
Legal settlements *(note 3)*	**9,875**	–
	119,882	104,240
Loss before income taxes	**(9,995)**	(2,450)
Recovery of income taxes	**(2,055)**	(1,727)
Loss before goodwill amortization	**(7,940)**	(723)
Goodwill amortization	**–**	2,204
Net loss for the period	**(7,940)**	(2,927)
Loss per share		
Including goodwill amortization	**(0.56)**	(0.20)
Excluding goodwill amortization	**(0.56)**	(0.05)

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

(Unaudited)

($000s)

For the three months ended March 31	**2002**	2001
Deficit, beginning of period	**(20,842)**	(15,003)
Net loss for the period	**(7,940)**	(2,927)
Deficit, end of period	**(28,782)**	(17,930)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

($000s)

For the three months ended March 31	**2002**	2001
OPERATING ACTIVITIES		
Net loss for the period	**(7,940)**	(2,927)
Add (deduct) items not affecting cash		
Depreciation	**2,320**	2,305
Goodwill amortization	**-**	2,204
Future income taxes	**543**	(1,347)
	(5,077)	235
Changes in non-cash working capital balances related to operations		
Accounts receivable	**3,694**	(1,901)
Claims in process	**(2,326)**	531
Prepaid expenses	**(1,674)**	(613)
Income taxes recoverable	**(2,196)**	1,259
Accounts payable and accrued liabilities	**4,785**	(1,706)
Pension and other liabilities	**(91)**	(113)
Cash used in operating activities	**(2,885)**	(2,308)
INVESTING ACTIVITIES		
Business acquisitions	**(1,813)**	(302)
Purchase of property and equipment, net	**1,708**	(1,717)
Other assets	**(127)**	637
Cash used in investing activities	**(232)**	(1,382)
FINANCING ACTIVITIES		
Bank indebtedness	**10,442**	8,891
Dividends paid	**-**	(3,575)
Repayment of long-term debt	**(7,929)**	(2,290)
Cash provided by financing activities	**2,513**	3,026
Effect of exchange rate changes on cash	**573**	(266)
Net decrease in cash during the period	**(31)**	(930)
Cash, beginning of period	**2,796**	1,380
Cash, end of period	**2,765**	450

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

($000s except as otherwise indicated)

March 31, 2002 and 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated interim financial statements of Lindsey Morden Group Inc. (the "Company") should be read in conjunction with the Company's annual audited consolidated financial statements as these interim financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. The consolidated interim financial statements follow the same accounting policies and methods of application as the annual consolidated financial statements except for the adoption of the recommendations of the new accounting standard related to goodwill and other intangible assets on January 1, 2002. Under the goodwill and other intangible assets standard, goodwill and intangible assets with an indefinite useful life are no longer amortized but are subject to an annual review for impairment. The Company evaluated its existing intangible assets acquired in prior purchase business combinations on the date of adoption for impairment and concluded that no provisions for impairment were required.

Comparative consolidated financial statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the March 31, 2002 consolidated interim financial statements.

2. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:

	March 31, 2002	December 31, 2001
Share capital	**165,518**	165,518
Contributed surplus	**1,940**	1,940
Currency translation adjustment	**(7,377)**	(2,128)
Deficit	**(28,782)**	(20,842)
	131,299	144,488

3. CONTINGENCIES AND COMMITMENTS

The Company and its subsidiaries are defendants in various legal claims arising out of their businesses. The outcome of these claims is not determinable but management considers that liabilities, if any, resulting from these lawsuits would not materially affect the consolidated financial position of the Company.

In March 2000, the Company received a claim by Eastgate Group Limited for damages of £32.6 million (plus interest) respecting alleged breaches of representations and warranties of the Company in the share purchase agreement pursuant to which Eastgate purchased Hambro Assistance from the Company for £51.0 million in November 1998. Legal settlement expenses of $9.9 million incurred in the first quarter of 2002 related primarily to the settlement of two lawsuits, including the Eastgate lawsuit. The Company determined that it was preferable to settle these claims at reasonable amounts rather than pursue its defences through further court proceedings. Also see Note 5 to these consolidated interim financial statements.

The Company maintains funds in trust to administer claims for certain clients. These funds are not available for the Company's general operating activities and, as such, have not been recorded in the accompanying consolidated balance sheets.

The Company has guaranteed loans to employees, due on demand, with various banks to assist in purchasing subordinate voting shares of the Company. The interest on employee loans is paid by the Company and as collateral the employees have pledged subordinate voting shares of the Company.

The Company leases premises, automobiles and equipment under various operating leases.

($000s except as otherwise indicated)

4. SEGMENTED INFORMATION

The Company operates in the insurance claims management industry segment through its subsidiaries and associated companies principally in Canada, the United States, the United Kingdom, Europe and internationally through a network of offices in Latin America, Asia and the Middle East.

Financial information by operating segment is as follows (all in Canadian dollars):

	For the three months ended March 31, 2002					
	Canada	**United States**	**United Kingdom**	**Europe and International**	**Corporate**	**Consolidated**
Revenue	**14,896**	**28,753**	**40,717**	**25,521**	**–**	**109,887**
Operating earnings (loss)	**1,343**	**(1,383)**	**2,521**	**2,017**	**(1,429)**	**3,069**
Interest expense	**(143)**	**(47)**	**(268)**	**(424)**	**(2,307)**	**(3,189)**
Legal settlement expense	**–**	**(1,190)**	**–**	**–**	**(8,685)**	**(9,875)**
Income tax (expense) recovery	**(504)**	**705**	**(743)**	**(693)**	**3,290**	**2,055**
Net earnings (loss)	**696**	**(1,915)**	**1,510**	**900**	**(9,131)**	**(7,940)**
Identifiable assets	**35,376**	**71,685**	**250,856**	**71,855**	**17,841**	**447,613**

	For the three months ended March 31, 2001					
	Canada	United States	United Kingdom	Europe and International	Corporate	Consolidated
Revenue	12,349	31,644	39,233	18,564	–	101,790
Operating earnings (loss)	(255)	(722)	1,963	1,838	(2,200)	624
Interest expense	(78)	(250)	(495)	(297)	(1,954)	(3,074)
Income tax (expense) recovery	173	241	(617)	(613)	2,543	1,727
Goodwill amortization	–	–	–	–	(2,204)	(2,204)
Net earnings (loss)	(160)	(731)	851	928	(3,815)	(2,927)
Identifiable assets	38,650	70,735	272,474	56,607	16,449	454,915

5. SUBSEQUENT EVENTS

In April 2002, the Company borrowed $7.25 million from its parent company, Fairfax Financial Holdings Limited, by way of a short-term promissory note bearing interest at 7.5% per annum. Interest on the promissory note is payable at the end of each calendar quarter and at maturity, April 24, 2003. The Company has the right to prepay the promissory note without penalty. Proceeds from the promissory note issuance were used primarily to pay the settlement of the Eastgate litigation and related costs described in Note 3.

6. SEASONALITY OF BUSINESS

The Company's results are subject to seasonal fluctuations as the volume of property claim assignments referred to the Company depends primarily on the occurrence of weather related activity. As a result of this seasonality, results in the fourth quarter are typically stronger than in the first three quarters. The impact of this seasonality on results is mitigated through the location of offices throughout the world and the diversity of products.

SHAREHOLDER INFORMATION

Lindsey Morden Group Inc. is a holding company which, through its subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. The Company also provides claims adjusting and appraisal training courses through Vale National Training Centres in the United States.

SHARE CAPITAL

The Company's share capital consists of subordinate voting shares carrying one vote per share and multiple voting shares carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis. As at March 31, 2002 there were 12,128,256 subordinate voting shares and 2,172,829 multiple voting shares outstanding.

SHARE LISTING

The subordinate voting shares of the Company are listed on The Toronto Stock Exchange under the symbol "LM".

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9

AnswerLine™: (416) 643-5500 or 1-800-387-0825
Facsimile: (416) 643-5501
Website: www.cibcmellon.com
E-mail: inquiries@cibcmellon.ca

INVESTOR CONTACT

Investors requiring additional copies of the annual and quarterly reports or additional information may contact the Corporate Secretary at the Corporate Office.

CORPORATE OFFICE

Lindsey Morden Group Inc.
70 University Avenue, Suite 1200
Toronto, Ontario, Canada M5J 2M4
Tel: (416) 596-8020
Facsimile: (416) 596-6510
Website: www.lindseymordengroupinc.com
E-mail: corpservices@na.cunninghamlindsey.com